Lenco Mobile Inc.

2025 First Avenue, Suite 320

Seattle, Washington 98121

February 25, 2013

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lenco Mobile Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed June 22, 2012

Form 8-K/A, dated December 23, 2011
File No. 000-53830

Dear Mr. Spirgel:

This letter sets forth the responses of Lenco Mobile Inc. (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the filings referenced above contained in your letter dated December 14, 2012 (the “Comment Letter”). The Company’s responses are set forth below and are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2011

Report of Independent Registered Public Accounting Firm, pages 39 and 40

Comment No. 1

We note your predecessor auditors of your 2010 and 2009 financial statements have included, on pages 39 and 40, scope exceptions in their audit reports with regard to the adjustments to record the effects of the discontinued operations. Tell us if your successor auditor audited the adjustments to record the discontinued operations within your prior period financial statements that were audited by your predecessor auditors. If so, please have your auditor explain to us the consideration given to the guidance provided by the PCAOB Staff Questions and Answers, “Successor Auditor Audits the Adjustments to Prior-Period Financial Statements”, Questions 4 and 5.

Response No. 1

Our successor auditor informed us that they audited the adjustment to record the discontinued operations within the prior period financial statements audited by predecessor auditors and are prepared to reissue their report. That revised report will be included in an amended Form 10-K.

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Note 2 – Discontinued Operations, page 51

Comment No. 2

We note from the third paragraph of page 51 that RadioLoyalty has agreed to pay you a sum of cash for your broadcast media operations based upon 3.5% of the revenues recognized by RadioLoyalty from November 1, 2011 to November 1, 2014. Refer to ASC 205-20-45-1 and explain to us your consideration of whether your retention of risk and your apparent continuing interest in future cash flows from your broadcast media operations should impact your ability to present your broadcast media operations as a discontinued operation.

Response No. 2

ASC 205-20-45-1specifies that to qualify for presentation as a discontinued operation two conditions must exist; (1) The operations and cash flows of the component have been (or will be) eliminated from the ongoing operation of the entity as a result of the disposal transaction and; (2) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. ASC Subtopic 205-20-55-3 presents a series of four questions used to evaluate whether the two above conditions are met:

1.	Are continuing cash flows expected to be generated by the ongoing entity? Only indirect cash flows were reasonably expected to be generated by the ongoing entity and as a result, the condition was deemed to have been met.
2.	Do the continuing cash flows result from a migration or continuation of activities? The Company is not involved in cost-generating activity through active involvement with RadioLoyalty. The royalty cash flows were not a result of continuation of activities, but rather from a migration of activities as active participation has ceased, and as a result this condition was deemed to have been met.
3.	Are the continuing cash flows significant? RadioLoyalty was to pay us 3.5% of revenues recognized by RadioLoyalty over a three year period. The ongoing cash flows were not expected by management to be significant. In addition, to-date, the Company has not received any payments from RadioLoyalty. As the continuing cash flows, even if they had been received, were not deemed to be significant, this condition was deemed to be met.
4.	Does the ongoing entity have significant continuing involvement in the operation of the disposed component? Management considered that it did not have significant continuing involvement in RadioLoyalty because the Company did not retain an interest, contractual or otherwise, in RadioLoyalty that would allow it to exert significant influence over its operating and financial policies. Further, management does not consider the Company to have retained any risk associated with the operations with the disposed component, as no significant continuing involvement remains. As a result, this condition was deemed to have been met.

As a result of the above analysis, the Company determined that RadioLoyalty was appropriately presented as discontinued operations in our consolidated financial statements.

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Note 2 – Discontinued Operations, page 51

Comment No. 3

It is unclear to us how the first table on page 52 relates to your previously reported historical results of operations. For instance, we note you reported in your December 31, 2010 Form 10-K revenues for the years ended December 31, 2010 and 2009 of $8,357,331 and $9,336,791, respectively, which differ materially from the comparable disclosed amounts of $15,949,845 and $12,226,488. Please advise us and reconcile your disclosure.

Response No. 3

The amount of total revenue as reported in Form 10-K for 2011 and 2010 is the same.  The decrease in net revenues ($2,274,433 for 2010 and $1,827,353 for 2009) between the amounts reported in the Form 10-K for December 31, 2011 and 2010, is a result of the Broadcast Media business being discontinued in 2011 and reclassified from continuing operations to discontinued operations.  The following table provides a reconciliation of revenue from continuing operations between the Form 10-K filed for December 31, 2011 and Form 10-K filed for December 31, 2010

The following table provides a reconciliation of revenue from continuing operations between the Form 10-K filed for December 31, 2011 and Form 10-K filed for December 31, 2010:

	Year Ended December 31,
	2010	2009
Revenue	15,949,845	12,226,488
Revenue related to discontinued operations (Internet Operations - discontinued in 2010)	(7,592,514)	(288,697)
Net Revenue (as reported on Form 10-K for 2010)	8,357,331	11,937,791

Revenue related to discontinued operations (Broadcast Media Operations - discontinued in 2011)	(2,274,433)	(1,827,353)
Net Revenue (as reported on Form 10-K for 2011)	6,082,898	10,110,438

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Note 6 – Business Acquisitions

Acquisition of iLoop Mobile Inc., page 54

Comment No. 4

We note that you used liquidation preference as the fair value of the Series B1 and B2 preferred shares issued in the acquisition of iLoop Mobile, Inc. It is unclear to us how the net tangible assets of Lenco Mobile, Inc. at the acquisition date support such a methodology. Please advise us. Tell us how you determined that the nominal liquidation preference of your Series B1 and B2 preferred shares represent the price that would be received if the Series B1 and B2 preferred shares were sold in an orderly transaction between market participants at the measurement date.

Response No. 4

On December 27, 2011, Lenco Mobile, Inc. completed its acquisition of iLoop Mobile, Inc. for a total purchase consideration of $28,185,900. The purchase consideration is comprised of $8,771,000 of Series B-1 Preferred Shares, $5,813,000 Series B-2 Preferred Shares, $537,000 Common Stock, $1,600 Cash, $12,948,000 in Assumed Liabilities, and $115,000 of Fair Value of Options Assumed. We used a third party valuation firm to perform a valuation of iLoop Mobile Inc and the consideration provided in the acquisition as required under ASC 805.

The third party valuation determined the fair value of Series B-1 Convertible Preferred and Series B-2 Convertible Preferred which coincided with the nominal liquidation preference. To clarify the valuation, we propose the following disclosure be edited in the amended Form 10—K as follows:

The fair value of Series B1 and B2 preferred stock was determined to be ~~of~~ $8.8 million and $5.8 million, respectively~~, was determined to be the number of shares outstanding multiplied by the liquidation preference on a per share basis~~.

Note 6 – Business Acquisitions

Acquisition of Jetcast, Inc., page 55

Comment No. 5

Tell us the date upon which you gained control over Jetcast, Inc. and how you determined the value of the 4,001,235 unregistered common shares issued as consideration for the acquisition. Reconcile the per share value used to the trading price for your common shares on the Jetcast, Inc. acquisition date.

Response No. 5

The date we gained control over Jetcast, Inc. was September 28, 2010.

The fair value of our common shares on the acquisition date was determined by an independent appraiser. An independent appraiser determined that our shares had several characteristics that reduced the fair value of our shares below the market price on the day of the transaction. A discount was applied for (i) a restriction that prohibits the seller from reselling any of the shares until the first day of the calendar quarter following the Company’s filing with the SEC of results for the last quarter and (ii) the shares have a very low average daily trading volume that results in the shares being very illiquid.

To clarify the purchase price, we propose the following disclosure be included in the amended Form 10—K:

The transaction was valued at up to approximately $20,795,575, consisting of: (i) cash of $500,000 paid at closing; (ii) $8,780,473 million paid through the issuance of 4,001,235 shares of our common stock (valued based on the $3.08 per share closing price on the date of the acquisition, reduced by a restriction and blockage discount); (iii) up to $11,515,102 in contingent consideration (payable in cash of $3,400,000 and $8,115,102 in shares of our common stock), based upon Jetcast’s estimated revenue generation for the eighteen month period beginning on the first day of the first calendar quarter following the closing of the transaction.

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Item 9A, Management’s Annual report of Assessment of Internal Control over Financial Reporting, page 73

Comment No. 6

We note that management discloses in the fourth paragraph of page 73 that it did not complete its assessment of the effectiveness of internal control over financial reporting. Please complete and provide such an assessment of the effectiveness of internal control over financial reporting and the related attestation report of your registered public accounting firm, as required by Item 308 of Regulation S-K.

Response No. 6

In our amended Form 10-K we will revise our disclosure. We have been advised by our auditors they will complete their audit of ICFR and will re-issue their report on that audit. The disclosure is suggested to be as follows with the changes in a marked up format:

We maintain disclosure controls and procedures that are designed to ensure that information that we are required to file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011 because of certain material weaknesses in our internal controls over financial reporting identified below.

Management’s Annual Report on Assessment of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (GAAP) and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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We completed our acquisition of iLoop Mobile Inc. on December 27, 2011.  In connection with that transaction, we reorganized our board of directors and, on December 30, 2011, appointed Matthew Harris as our new Chief Executive Officer.  Chris Dukelow was appointed our new Chief Financial Officer on February 27, 2012. ~~As a consequence of these events, our management did not complete its assessment of the effectiveness of the Company'sManagement.~~ Management reviewed historical information, organizational structure and documentation to assess internal controls over financial reporting as of 12/31.

~~Notwithstanding our inability to complete an assessment of our internal control over financial reporting, the~~ The following material weaknesses have been identified in our internal control over financial reporting as of December 31, 2011:

•	we have not completed the design and implementation of effective internal control policies and procedures necessary to provide reasonable assurance regarding the preparation of financial statements in accordance with GAAP;
•	we did not maintain sufficient in-house personnel resources with the technical accounting knowledge, expertise and training in the selection, application and implementation of GAAP to certain complex or non-routine transactions;
•	we did not maintain adequate segregation of duties for staff members responsible for certain financial accounting and reporting functions;
•	we have not completed the design and implementation of effective internal control policies and procedures related to risk assessment and fraud prevention and detection activities;
•	we have not completed the design and implementation of effective internal control policies and procedures necessary to provide reasonable assurance regarding the accuracy and integrity of spreadsheets and other “off system” work papers that are used in the financial accounting process; and
•	we have not completed the design and implementation of internal control policies and procedures necessary to provide reasonable assurance with respect to the accuracy and completeness of assertions and disclosures related to significant financial statement accounts, and with respect to information technology general and application controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a more than remote likelihood that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Accordingly, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2011, based on the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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~~However, since management has not completed its assessment, we cannot provide assurance that the material weaknesses described above constitute a complete list of deficiencies. Had management completed its assessment, additional internal control weaknesses as of December 31, 2011 may have been detected.  In addition, because management did not complete its assessment, our independent registered public accounting firm was unable to render an opinion on the effectiveness of our internal control over financial reporting.~~

Our management is in the process of identifying the steps necessary to address the material weaknesses described above, as follows:

(1)	Investing in additional enhancements to our information technology systems, including enhancements to uniform and universal financial reporting and fully-integrated operating platforms across all of the Company’s subsidiaries, and security over user access and administration;
(2)	Hiring additional accounting and operations personnel with adequate experience, skills and knowledge relating to complex, non-routine transactions are directly involved in the review and accounting evaluation of our complex, non-routine transactions and further segregating duties of financial personnel;
(3)	Documenting, to standards established by senior accounting personnel and the principal accounting officer, the review and analysis and related conclusions with respect to complex, non-routine transactions;
(4)	Evaluating an internal audit function in relation to the Company’s financial resources and requirements; and
(5)	Creating policy and procedures manuals for the accounting, finance and information technology functions.

The Company is developing the remediation plans for the material weaknesses identified above. The Company's remediation efforts are expected to continue through fiscal 2012 and into 2013.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or internal control over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected on a timely basis.

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Form 8-K/A, dated December 23, 2011, filed February 23, 2012

Comment No. 7

Please amend to include the interim financial statements of iLoop, Inc. as required by Item 9.02(a)(1) of Form 8-K.

Response No. 7

We have revised our 8-K and will file an amendment on Form 8-K to include the separately stated interim financial statements of iLoop, Inc. as required.

As requested in the Staff’s comment letter, the Company makes the acknowledgement that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at 206-419-1975.

Sincerely yours,

/s/ Chris Dukelow

Chris Dukelow

Chief Financial Officer

Cc: Matthew Harris, Chief Executive Officer

Christopher Stanton, General Counsel

Perkins Coie LLP

Petersen Sullivan

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